SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                       (Amendment No. 1 (Final Amendment))

                          GREENWICH AIR SERVICES, INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                   396781-10-6
                                   -----------
                                 (CUSIP Number)

Robert E. Healing                                        John A. Marzulli, Jr.
General Electric Company                                 Shearman & Sterling
3135 Easton Turnpike                                     599 Lexington Avenue
Fairfield, CT  06431-0001                                New York, NY  10022
Tel.:  (203) 373-2243                                    Tel.:  (212) 848-4000

                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 2, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     ----------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 396781-10-6

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                 General Electric Company
                 I.R.S. Identification No. 14-0689340

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
|_|      (a)
|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions) WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
        |X|

(6)     Citizenship or Place of Organization  New York

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Number of        (7)       Sole Voting Power                  7,058,235
Shares                                               ------------------
Beneficially     (8)       Shared Voting Power                7,058,235
Owned by                                       ------------------------
Each             (9)       Sole Dispositive Power             7,058,235
Reporting                                          --------------------
Person           (10)      Shared Dispositive Power            7,058,235
With                                                --------------------
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person   7,058,235
                                               ---------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)    Percent of Class Represented by Amount in Row (11)          100%
                                                            --------------------

(14)    Type of Reporting Person (See Instructions)                  CO
                                                            --------------------


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                                        3

         This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 9, 1997 (the "Schedule 13D"), by General Electric Company, a New York corporation (the "Reporting Person"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the Class A common stock, par value $.01 per share ("Common Stock"), of Greenwich Air Services, Inc. a Delaware corporation (the "Issuer").

Item 5.  Interest in Securities of the Issuer

         The following amendment to Item 5 of the Schedule 13D is hereby made:

         (i) Inserting the following immediately after the last paragraph:

         "Pursuant to the terms of the Merger Agreement, the Reporting Person completed its acquisition of the Issuer on September 2, 1997. The Reporting Person, through Merger Sub, its wholly owned subsidiary, owns beneficially and of record a total of 7,058,235 shares of Common Stock, representing 100% of the outstanding shares of Common Stock.


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                                        4

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

September 2, 1997                              GENERAL ELECTRIC COMPANY



                                               By:  /s/ Robert E. Healing
                                                   ----------------------------
                                                    Name:  Robert E. Healing
                                                    Title:    Corporate Counsel